UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G*

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                                 WHX Corporation
                ------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
                ------------------------------------------------
                         (Title of class of securities)

                                    929248102
                ------------------------------------------------
                                 (CUSIP number)

                                December 31, 2000
                ------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               /X/ Rule 13d-1 (b)
                               / / Rule 13d-1 (c)
                               / / Rule 13d-1 (d)



* On February 14, 2000, Taunus Corporation ("Taunus"), a wholly-owned subsidiary of Deutsche Bank AG which separately aggregates share ownership for purposes of
Section 13(d), and Deutsche Bank Securities Inc. ("DBSI"), a wholly-owned subsidiary of Taunus, submitted a Statement of Beneficial Ownership on Schedule 13G reporting their ownership of shares of Common Stock of WHX Corporation. Taunus and DBSI filed an amendment to their Schedule 13G on April 5, 2000. It was subsequently determined that the beneficial ownership of the Common Stock should have been attributed to Deutsche Bank AG and not Taunus and DBSI. Deutsche Bank AG is submitting this Schedule 13G to report its beneficial ownership of WHX Common Stock previously attributed to Taunus and DBSI. Concurrently with this submission, Taunus and DBSI will file a Schedule 13G/A stating that they are not the beneficial owners of WHX Common Stock.

---------------------------------
CUSIP No.929248102
---------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    3,936,018
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      3,936,018
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,936,018*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         21.0%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

* The figure represents 687,220 shares of Series A Convertible Preferred Stock and 666,460 shares of Series B Convertible Preferred Stock convertible into 2,177,525 and 1,633,493 shares of Common Stock respectively and 125,000 shares of Common Stock.

** The percentage reflects the adjustment of outstanding shares to include the number of shares of Common Stock which would be receivable by the Reporting Person if it were to convert all of its shares of Series A and Series B Convertible Preferred Stock into Common Stock.

Item 1(a).        Name of Issuer:

                  WHX Corporation (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 110 East 59th Street, New York, New York 10022.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is Common Stock (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  / /  Broker or dealer  registered under section 15 of the
                            Act;

                  (b)  /X/  Bank as defined in section 3(a)(6) of the Act;

                  (c)  / /  Insurance  Company as defined in section 3(a)(19) of the Act;

                  (d)  / /  Investment Company registered under section 8 of the
                            Investment Company Act of 1940;

                  (e)  / /  An investment  adviser in accordance with Rule 13d-1
                            (b)(1)(ii)(E);

                  (f)  / /  An  employee  benefit  plan,  or  endowment  fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g)  / /  A  parent  holding  company  or  control  person  in accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h)  / /  A savings  association as defined in section 3(b) of the Federal Deposit Insurance Act;

                  (i)  / /  A church plan that is excluded  from the  definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j)  / /  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. / /

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                           The  Reporting  Person  owns the amount of the Common
                  Stock as set forth on the cover page.

                  (b)      Percent of class:

                           The  Reporting  Person  owns  the  percentage  of the
                  Common Stock as set forth on the cover page.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    The  Reporting  Person has the sole power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    The Reporting Person has the shared power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    The  Reporting  Person has the sole power to
                           dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    The Reporting Person has the shared power to
                           dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2001



                                            DEUTSCHE BANK AG



                                            By: /s/ Dr. Rainer Grimberg
                                               ---------------------------------
                                               Name:   Dr. Rainer Grimberg
                                               Title:  Director



                                            By: /s/  Hagen Repke
                                               ---------------------------------
                                               Name:   Hagen Repke
                                               Title:  Vice President